Exhibit 99.1

Swvl Launches its Product in the UAE, Securing Four Major Customers in its High-Value Markets Push

DUBAI, United Arab Emirates, December 2, 2024 (GLOBE NEWSWIRE) – Swvl Holdings Corp ("Swvl" or the "Company") (Nasdaq: SWVL), a leading technology provider of enterprise and government mobility solutions, proudly announces the relaunch of its product in the United Arab Emirates (UAE). This move aligns with its strategy to expand into regional and global markets. Additionally, Swvl has secured four key customers in the UAE, marking a strong relaunch of its journey in adding value to the mobility ecosystem within the country.

Introducing Innovative Technology in UAE

Swvl offers a comprehensive product suite that addresses the entire transportation ecosystem—riders, captains, transit operators, and transport managers—within one consolidated solution, streamlining enterprise transportation needs and boosting both operational and financial efficiency.

Swvl Offers Full Mobility Solution and SaaS-Based Mobility Service

Swvl offers transportation solutions through two models to cater to various partner needs: a full mobility service and a Software as a Service (SaaS) platform. Our full mobility service provides a seamless, end-to-end solution, including fleet acquisition and management, captain recruitment, Swvl’s mobility platform, and comprehensive operational support. Additionally, our SaaS platform offers a complete technology suite designed for partners who own a fleet and want to enhance transportation efficiency and reduce costs through process automation, operational visibility, and data-driven reporting, ensuring partners have full oversight and control over their transportation operations.

Unlocking Opportunities in UAE’s Smart Transit Market

The UAE’s transit market presents significant growth opportunities for Swvl, driven by the country’s commitment to developing world-class infrastructure and its focus on innovation and technology, which aligns perfectly with Swvl’s offerings. With the rising demand for efficient, reliable, and sustainable transportation solutions, Swvl believes that it is well-positioned to meet these needs and deliver innovative transportation solutions to one of the most thriving business hubs in the Middle East and the world.

"The UAE is a key market for Swvl," said Mostafa Kandil, CEO of Swvl. "We are thrilled to relaunch our product in the UAE, a country that has been at the forefront of innovation and growth. By leveraging Swvl’s advanced technology, we aim to enhance Dubai’s transportation ecosystem, making it more efficient, reliable, and sustainable."

About Swvl

Swvl is a leading provider of technology-driven mobility solutions for enterprises and governments. Swvl's technology enhances transit system efficiency to deliver safer, more reliable, and sustainable transportation solutions.

For additional information about Swvl, please visit www.swvl.com.

Forward-Looking Statements

This press release contains “forward-looking statements'' relating to future events. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding future events and other statements that are not historical facts. For example, Swvl is using forward-looking statements when it discusses the benefits of its services and products, the expected growth as a result of this product relaunch, strengthening its footprint in the UAE and Middle Eastern markets and solidifying its position as a leader in the mobility industry, its belief that it is well-positioned to meet the needs and deliver innovative transportation solutions to one of the most thriving business hubs in the Middle East and the world, and its business strategy. These statements are based on the current expectations of Swvl’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Swvl. These statements are subject to a number of risks and uncertainties regarding Swvl’s business, and actual results may differ materially. In addition, forward-looking statements provide Swvl’s expectations, plans, or forecasts of future events and views as of the date of this communication. Swvl anticipates that subsequent events and developments could cause Swvl’s assessments and projections to change. However, while Swvl may elect to update these forward-looking statements in the future, Swvl specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Swvl’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon any forward-looking statements. Except as otherwise required by law, Swvl undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2023, filed with the U.S. Securities and Exchange Commission (the “SEC”), which is available on the SEC’s website, www.sec.gov, and in subsequent SEC filings.

Contact
Investor.relations@swvl.com